ROPES & GRAY
5 NEW STREET SQUARE
LONDON EC4A 3BF
UNITED KINGDOM
WWW.ROPESGRAY.COM

July 12, 2012	Laurel C. Neale
+44 20 3122 1238
Laurel.neale@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 162 to the Trust’s Registration Statement under the Securities Act and Amendment No. 204 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 162/204”), including (i) the Prospectus for GMO Options Fund, a series of the Trust (the “Fund”); (ii) the Statement of Additional Information for the Fund; (iii) other information and the signature page; and (iv) exhibits relating to the Fund.

Amendment No. 162/204 is being filed for the purpose of adding the Fund as new series of the Trust. It is intended that this Amendment No. 162/204 become effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485.

The Fund constitutes one of fifty-eight series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust. Pursuant to the provisions of Rule 485(a)(2) under the Securities Act, it is intended that this Amendment No. 162/204 become effective seventy-five days after filing.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at
+44 20 3122 1238.

Very truly yours,

/s/ Laurel C. Neale

Laurel C. Neale

Enclosures

Securities and Exchange Commission	- 2 -	July 12, 2012

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Elizabeth J. Reza, Esq.